SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                              Amphenol Corporation
                              --------------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.001 Per Share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    032095101
                                 --------------
                                 (CUSIP Number)

                              David P. Falck, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1438

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 19, 1997
                                  ------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

                                  SCHEDULE 13D

----------------------------
                           |
CUSIP NO. 032095101        |
                           |
----------------------------
--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                               Lawrence J. DeGeorge
                                                    ###-##-####
--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) | |
                                                                     (b) | |
--------------------------------------------------------------------------------
         3.       SEC USE ONLY

--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                                     N/A
--------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   | |

--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                                      U.S.A.
--------------------------------------------------------------------------------
NUMBER OF                                     7.  SOLE VOTING POWER
SHARES                                                    0
BENEFICIALLY                                   ---------------------------------
OWNED BY                                      8.  SHARED VOTING POWER
EACH PERSON                                               0
WITH                                           ---------------------------------
                                              9.  SOLE DISPOSITIVE POWER
                                                          0
                                                --------------------------------
                                             10. SHARED DISPOSITIVE POWER
                                                          0

--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                                         0
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  | |

--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                                         0
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                                        IN
--------------------------------------------------------------------------------

                          SCHEDULE 13D

----------------------------
                           |
CUSIP NO. 032095101        |
                           |
----------------------------
--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                               Florence A. DeGeorge
                                                    ###-##-####
--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) | |
                                                                     (b) | |
--------------------------------------------------------------------------------
         3.       SEC USE ONLY

--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                                        N/A
--------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   | |

--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                                      U.S.A.
--------------------------------------------------------------------------------
NUMBER OF                                     7.  SOLE VOTING POWER
SHARES                                                  0
BENEFICIALLY                                    --------------------------------
OWNED BY                                      8.  SHARED VOTING POWER
EACH PERSON                                             0
WITH                                            --------------------------------
                                              9.  SOLE DISPOSITIVE POWER
                                                        0
                                                --------------------------------
                                             10. SHARED DISPOSITIVE POWER
                                                        0

--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                                             0
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  | |

--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                                         0
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                                        IN
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 8
                                       TO
                                  SCHEDULE 13D



Item 1.   Security and Issuer.

                  The class of equity securities to which this statement relates is the Class A Common Stock, par value $.001 per share (the "Amphenol Common Stock"), of Amphenol Corporation, a Delaware corporation ("Amphenol"). Amphenol's principal executive offices are located at 358 Hall Avenue, Wallingford, Connecticut 06492.

Item 2.   Identity and Background.

                  This statement was originally filed by LPL Technologies Inc. and Lawrence J. DeGeorge pursuant to Section 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 13d-1 promulgated thereunder, and is being amended pursuant to Section 13(d)(2) of the Exchange Act and Rule 13d-2 promulgated thereunder by the following persons (collectively, the "Filing Parties"):

                  1. Lawrence J. DeGeorge. Prior to May 19, 1997, Mr. DeGeorge's principal occupation was Chairman of the Board of Directors of Amphenol. His principal address is 176 Spyglass Lane, Jupiter, Florida 33477.

                  2. Florence A. DeGeorge. Mrs. DeGeorge is the wife of Mr. DeGeorge and, prior to May 19, 1997, her principal occupation was Director of Facilities and member of the Board of Directors of Amphenol. Her principal address is 176 Spyglass Lane, Jupiter, Florida 33477.

                  Neither of the Filing Parties has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  Neither of the Filing Parties has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Each of the Filing Parties is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Not applicable.

Item 4.   Purpose of Transaction.

                           On May 19, 1997, NXS Acquisition Corp., which is an
affiliate of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), merged with and into Amphenol (the "Merger"), pursuant to an Agreement and Plan of Merger, dated as of January 23, 1997 and amended as of April 9, 1997 (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement and the respective elections of such holders to receive cash consideration in the Merger, all of the shares of Amphenol Common Stock held by Lawrence J. DeGeorge (6,929,602 shares), Florence
A. DeGeorge (2,702,546 shares) and the Lawrence J. and Florence A. DeGeorge Charitable Trust (the "Trust") (1,730,770 shares, of which 1,245,166 shares were deemed to be beneficially owned by Mr. DeGeorge and 485,604 shares were deemed to be beneficially owned by Mrs. DeGeorge) were converted at the time of the Merger into the right to receive $26.00 per share in cash.

                     In connection with the Merger, the Filing Parties resigned from their respective offices with Amphenol.


Item 5.   Interest in Securities of the Issuer.

                  (a) As of the close of business on May 19, 1997, neither the Filing Parties nor the Trust beneficially owns any shares of Amphenol Common Stock.

                  (b)      N/A

                  (c) As described in Item 4 above, on May 19, 1997, pursuant to the terms of the Merger Agreement and the respective elections of such holders to receive cash consideration in the Merger, all of the shares of Amphenol Common Stock held by Lawrence J. DeGeorge (6,929,602 shares), Florence A. DeGeorge (2,702,546 shares) and the Trust (1,730,770 shares, of which 1,245,166 shares were deemed to be beneficially owned by Mr. DeGeorge and 485,604 shares were deemed to be beneficially owned by Mrs. DeGeorge) were converted into the right to receive $26.00 per share in cash.

                  Except as disclosed in this Item 5(c), neither the Filing Parties nor the Trust has effected any transactions in shares of Amphenol Common Stock during the past 60 days.

                  (d)      N/A

                  (e) On May 19, 1997, each of the Filing Parties and the Trust ceased to be a beneficial owner of more than five percent of the outstanding Amphenol Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On January 23, 1997, each of Lawrence J. DeGeorge, Florence A. DeGeorge, the Trust and Lawrence F. DeGeorge (collectively, the "Major Stockholders") entered into a Stockholders Agreement (the "1997 Stockholders Agreement") with NXS I, L.L.C. ("NXS"), which is an affiliate of KKR. Pursuant to the 1997 Stockholders Agreement, the Major Stockholders agreed (and, to that effect, granted an irrevocable proxy to NXS) to vote their respective shares of Amphenol Common Stock in favor of the Merger, upon the terms and conditions set forth in the Merger Agreement, and to vote against certain other actions or transactions, as provided therein.

                  The Major Stockholders also agreed in the 1997 Stockholders Agreement, among other things, to elect to convert all of their shares of Amphenol Common Stock for cash, to refrain from soliciting or responding to certain inquiries or proposals regarding Amphenol, to comply with certain restrictions upon transfer of their shares of Amphenol Common Stock, to waive any rights of appraisal available in the Merger and to comply with certain non-compete provisions specified therein.

                  With  the   exception   of  the   covenant   not  to  compete,
substantially all of the obligations of the Major Stockholders under the 1997 Stockholders Agreement terminated upon consummation of the Merger.

                  In connection with the Merger, the Stockholders' Agreement (the "1992 Stockholders Agreement") dated as of December 22, 1992 among Amphenol and certain stockholders named therein (including the Filing Parties) was terminated. The 1992 Stockholders Agreement had granted certain director designation rights to the Filing Parties and certain registration rights to the stockholders named therein in respect of Amphenol Common Stock held thereby.

                  The summaries presented above of certain provisions of the Merger Agreement and the 1997 Stockholders Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as exhibits hereto.

Item 7.   Material to be Filed as Exhibits.

         Exhibit A -          Joint Filing  Agreement  dated  January 5, 1995 by
                              and  among  Lawrence  J.  DeGeorge,   Florence  A.
                              DeGeorge and DLF Partnership (incorporated by reference as filed in Amendment No. 5 to Schedule
                              13D relating to Amphenol Corporation filed on January 6, 1995).

         Exhibit B -          Agreement  and Plan of Merger  dated as of January
                              23, 1997 and  amendment  thereto dated as of April
                              9, 1997 (incorporated by reference as filed in Registration Statement on Form S-4 (File No.
                              333-25195) of Amphenol).

         Exhibit C -          1997  Stockholders   Agreement   (incorporated  by
                              reference as filed in Registration Statement on Form S-4 (File No. 333-25195) of Amphenol).

               After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  May 22, 1997                   /s/ LAWRENCE J. DEGEORGE
                                       --------------------------
                                           Lawrence J. DeGeorge


                                       /s/ FLORENCE A. DEGEORGE
                                       --------------------------
                                           Florence A. DeGeorge

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